UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               Avemco Corporation
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)


                                    053555108
                           ---------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.053555108

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Markel Corporation
     54-0292420

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)   SEC Use Only . . . . . . . . . . . . . . . . . . . .

4)   Citizenship or Place of Organization         Virginia Corporation

Number of Shares                        (5)  Sole Voting Power             -0-

Beneficially Owned
by Each Reporting                       (6)  Shared Voting Power         855,500
Person With
                                        (7)  Sole Dispositive Power        -0-

                                        (8)  Shared Dispositive Power    855,500

9)   Aggregate Amount Beneficially Owned by Each Reporting Person        855,500

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares  (See Instructions) . . . . . . . . . . . . .

11)  Percent of Class Represented by Amount in Row 9        10.2%

12)  Type of Reporting Person  (See Instructions)        HC,  CO









                                  Cover Page 2


CUSIP NO.053555108

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Evanston Insurance Company
     36-2950161

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)   SEC Use Only . . . . . . . . . . . . . . . . . . . .

4)   Citizenship or Place of Organization         Illinois Corporation

Number of Shares                        (5)  Sole Voting Power             -0-
Beneficially Owned
by Each Reporting                       (6)  Shared Voting Power         620,000
Person With
                                        (7)  Sole Dispositive Power        -0-

                                        (8)  Shared Dispositive Power    620,000

9)   Aggregate Amount Beneficially Owned by Each Reporting Person        620,000

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares  (See Instructions) . . . . . . . . . . . . .

11)  Percent of Class Represented by Amount in Row 9        7.4%

12)  Type of Reporting Person  (See Instructions)        IC,  CO











                                  Cover Page 3



CUSIP NO.053555108                                                   Page 4 of 8

Item 1 (a).    Name of Issuer:

               Avemco Corporation

Item 1 (b).    Address of Issuer s Principal Executive Offices:

               411 Aviation Way
               Frederick, Maryland   21701

Item 2 (a).    Name of Person Filing:

               See Item 1 of Cover Pages which information is incorporated by reference

Item 2 (b).    Address of Principal Business Office or, if none, Residence:

               4551 Cox Road
               Glen Allen, Virginia   23060

Item 2 (c).    Citizenship:

               Not applicable

Item 2 (d).    Title of Class of Securities:

               Common Stock

Item 2 (e).    CUSIP Number:

               053555108

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b)(ii)(G).(Note:See Item 7).

Item 4.        Ownership

              (a) Amount Beneficially Owned: See Items 4, 9 and 11 of Cover Pages which information is incorporated by reference

              (b) Percent of Class: See Items 4, 9 and 11 of Cover Pages which information is incorporated by reference





CUSIP NO.053555108                                                   Page 5 of 8

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: See Items 4, 9 and 11 of Cover Pages which information is incorporated by reference

                   (ii) shared power to vote or to direct the vote: See Items 4,
                        9 and 11 of Cover Pages which information is incorporated by reference

                   (iii)sole power to dispose or to direct the disposition of:
                        See Items 4, 9 and 11 of Cover Pages which information is incorporated by reference

                   (iv) shared power to dispose or to direct the disposition of:
                        See Items 4, 9 and 11 of Cover Pages which information is incorporated by reference

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Essex Insurance Company, Evanston Insurance Company, Lincoln Insurance Company and Markel Insurance Company, each subsidiaries of Markel Corporation and each advised by Markel Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Avemco Corporation. Evanston Insurance Company owns 620,000 or approximately 7.4% of Avemco Corporation s outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               See attached Exhibit(s) A and B.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable, see attached Exhibit A.



CUSIP NO.053555108                                                   Page 6 of 8

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               July 9,1996
               Date


               Alan I. Kirshner
               Signature


               Alan I. Kirshner, Chairman
               Name/Title






















CUSIP NO.053555108                                                   Page 7 of 8



                                    EXHIBIT A


                                  SCHEDULE 13G


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation, ( Markel Gayner ) 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 855,500 shares or 10.2% of the outstanding Common Stock of Avemco Corporation (the Company ) as a result of acting as investment adviser to Essex Insurance Company (Essex), Evanston Insurance Company (EIC), Lincoln Insurance Company (LIC) and Markel Insurance Company (MIC) each wholly owned subsidiaries of Markel Corporation.

Markel Corporation, through its control of Markel Gayner, Essex, EIC, LIC and MIC shares the power to direct the voting and disposition of shares of Common Stock of the Company held by those entities.














CUSIP NO.053555108                                                   Page 8 of 8



                                    EXHIBIT B


                            RULE 13d-1(f) AGREEMENT


     The undersigned persons on this 9th day of July, 1996, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Avemco Corporation.


MARKEL CORPORATION                 MARKEL INSURANCE COMPANY

By:  Alan I. Kirshner              By:  Alan I. Kirshner

Title:  Chairman                   Title:  Chairman


ESSEX INSURANCE COMPANY            MARKEL GAYNER ASSET
                                   MANAGEMENT CORPORATION
By:  Alan I. Kirshner
                                   By: Thomas S. Gayner
Title:  Chairman
                                   Title: President


EVANSTON INSURANCE COMPANY

By:  Anthony F. Markel

Title:  Chairman


LINCOLN INSURANCE COMPANY

By: Alan I. Kirshner

Title: Chairman